Exhibit 1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING

AND

PROXY STATEMENT

July 31, 2007

Elbit Vision Systems Ltd.

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

July 31, 2007

        Notice is hereby given that an Extraordinary General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on July 31, 2007, at 11:30 a.m. for the following purposes:

1.	To approve a series of agreements between the Company and two of its major shareholders M.S.N.D. Real Estate Holdings Ltd. and Elbit Ltd.

2.	To approve an increase in the number of the Company’s authorized ordinary shares to 90,000,000 and authorized share capital to NIS 90,000,000 and to amend the Company’s Articles of Association to reflect such increase.

3.	To approve an increase in the fee payable to MEO Consulting Ltd., for the services of the Company’s Chairman of the Board and Chief Executive Officer, Mr. David Gal.

        Shareholders of record at the close of business on June 21, 2007 will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, Elbit Vision Systems Limited

Date: June 21, 2007

PROXY STATEMENT

ELBIT VISION SYSTEMS LTD.
1 Hayasur Street,
Hasharon Industrial Park,
Kadima, P.O.B. 5030,
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

July 31, 2007

        The enclosed proxy is being solicited by our Board of Directors for use at the extraordinary general meeting of our shareholders (the “Meeting”) to be held on July 31, 2007, or at any postponement or adjournment thereof. The record date for determining which of our shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on June 21, 2007. On that date, we had outstanding and entitled to vote 35,811,827 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 (the “Ordinary Shares”).

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about June 22, 2007. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., 1 Hayasur Street, Hasharon Industrial Park, Kadima, P.O.B. 5030, Israel.

        Each ordinary share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 51% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week, to August 6, 2007 at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, any two shareholders present in person or by proxy, shall constitute a quorum.

        Following certain of the transactions described in Proposal 1, M.S.N.D. Real Estate Holdings Ltd. (“Mivtach”) will become a holder of greater than 25% of our issued and outstanding shares. Since, prior to the transactions we do not have a shareholder (or group of shareholders) who holds at least 25% of our issued and outstanding shares, these transactions require the approval of our shareholders. Since, in the event of the approval of the transactions described in Proposal 1, Elbit Ltd. (“Elbit”) and Mivtach will become parties to a shareholders’ agreement, the transactions with them are deemed as a single series of transactions pursuant to which they will be considered to hold together at more than 25% of our issued and outstanding shares following the transactions. Consequently, all of the transactions described in Proposal 1 require the approval of our shareholders.

        All of the Proposals to be presented at the meeting, require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting, in the aggregate, a majority of the votes actually cast with respect to each such proposal.

PRINCIPAL SHAREHOLDERS

        The following table and notes set forth information, as of June 15, 2007, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class

Nir Alon (1)(2)(3)(4)(9)	3,833,000	10.52%
Nir Alon Holdings GmbH (4)	1,733,000	4.84%
Elbit Ltd. (5)(6)	4,160,582	11.15%
M.S. Master Investments (2002) Ltd. (2)(7)	4,044,833	11.29%
M.S.N.D. Real Estate Holdings Ltd. (2)(8)	3,939,192	11.0%
Tamir Fishman Provident and Education Funds Ltd. (9)	2,145,000	5.87%
All directors and officers as a group (10)	9,320,500	25.8%

        The percentages in this table are based on 35,811,827 of ordinary shares currently issued and outstanding and options exercisable within 60 days.

    (1)        3,233,000 of these shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Altro Warenhandels GMBH, or Altro (a company beneficially owned by Nir Alon), in the sum of $1,500,000.

    (2)        Includes 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001, and 600,000 ordinary shares currently issuable upon the exercise of warrants within 60-days.

    (3)        In 2004, Altro assigned its rights and obligations under the Plan of Arrangement to Nir Alon Holding GmbH, a company controlled by Nir Alon. Nir Alon Holdings GmbH completed payment of all the installments and was issued with 2,000,000 of our ordinary shares, which amounts to approximately 5.6% of our share capital.

    (4)        Mr. Nir Alon is deemed to be the beneficial owner of all of the shares held by Nir Alon Holdings GmbH.

    (5)        In an agreement which will be executed by Elbit and Mivtach upon approval of the Transactions (as defined below) by our shareholders, the parties have agreed to vote their shares at meetings of our shareholders at which members of the board are to be elected, as follows: (a) to elect to our board one director nominated by Mivtach, who shall serve as chairman of our board, and (b) to elect to our board one director nominated by Elbit; provided that the party entitled to nominate a director continues to at least hold 7.5% of our share capital on a fully diluted basis. A reduction of a party’s holdings shall only be deemed to occur upon a sale by one of the parties, of our ordinary shares. If a party fails to meet the 7.5% threshold it shall lose the right to nominate a director and such right shall be granted to the shareholder who at such time holds the highest number of our ordinary shares. Additionally, the parties to the agreement agreed that in the event that and for as long as Mivtach continues to hold at least 15% of our share capital on a fully diluted basis, the parties will vote their shares at meetings of our shareholders at which members of the board are to be elected as follows: (a) to elect to our board two directors nominated by Mivtach, one of whom shall serve as chairman of our board, and (b) to elect to our board one director nominated by Elbit. A reduction of a party’s holdings shall only be deemed to occur upon a sale by a shareholder of our ordinary Shares. Notwithstanding the foregoing, at any time during the term of the agreement, Elbit may, in its absolute discretion, by notice in writing to Mivtach, voluntarily terminate its right to designate a director to our board of directors. In such an event the right to designate the director to our board of directors shall be granted to Mivtach and Elbit shall be obliged to vote its shares in favor of the nominee designated by Mivtach. Furthermore, if prior to May 14, 2008, Elbit holds less than the 7.5% threshold (except where a reduction in Elbit’s holdings is the result of sales of our shares by Elbit), Elbit shall maintain its right to designate one member of the board, until May 14, 2008. A party whose holdings of our share capital falls below 5% of our share capital on a fully diluted basis, shall, as from the time of such change, automatically cease to be a party to the agreement.

    (6)        Includes 1,512,939 shares issuable upon the exercise of an immediately exercisable warrant. Elbit is a wholly owned subsidiary of Elron Electronic Industries Ltd. (NASDAQ: ELRN). As a result, Elron may be deemed to be the beneficial owner of our ordinary shares owned by Elbit. As of June 14, 2007, Discount Investment Corporation, or DIC, owned approximately 49% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of our ordinary shares owned by Elbit. IDB Holding Corporation, or IDBH, owns the majority of the outstanding shares of IDB Development Corporation, or IDBD, which, in turn, owns the majority of the outstanding shares of DIC and Clal Insurance Enterprises Holdings, or CIEH. As of June 14, 2007 subsidiaries of CIEH held for their own account a total of 245,586 shares of EVS. The CIEH group had no other holdings of EVS shares as of the same date.   As a result, IDBH may be deemed to be the beneficial owner of our ordinary shares owned by Elbit, and our ordinary shares held by subsidiaries of CIEH for their own account.

        The address of each of DIC, IDBH and IDBD is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Elbit and Elron is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDBH, IDBD and DIC are public companies traded on the Tel Aviv Stock Exchange. Elron is a public company traded on the Tel Aviv Stock Exchange and on the Nasdaq Global Select Market.

        As of June 14, 2007, (i) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 44.88% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 7.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 10.38% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor, held, directly and through a majority-owned subsidiary, approximately 10.37% of the outstanding shares of IDBH.

        Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to their shares of IDBH constituting, respectively, 31.02%, 10.34% and 10.34% of the outstanding shares of IDBH, for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Based on the foregoing, Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with Elbit the power to vote and dispose of our ordinary shares held by Elbit, and also to share with subsidiaries of CIEH the power to vote and dispose of our ordinary shares held by these subsidiaries for their own account.

        Nochi Dankner is Chairman and Chief Executive Officer of IDBH, the Chairman of IDBD and DIC and a director of Elron. Isaac Manor (the husband of Ruth Manor) and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shai Livnat (another son of Avraham Livnat) is a director of IDBD. Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi Street, Afeka, Tel Aviv 69697, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon 56526, Israel. The address of Avraham Livnat is Taavura Junction, Ramle 72102, Israel.

    (7)        M.S. Master Investments (2002) Ltd. owns 2,080,944 ordinary shares and has a proxy to vote 1,080,944 ordinary shares held by S.R. Master Investment (2002) Ltd., 700,540 ordinary shares held by R.D. Master Investment (2002) Ltd. and 182,405 ordinary shares held by Avner Shacham.

    (8)        Includes 1,000,000 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days (assuming the Transactions described in Proposal 1 are approved by our shareholders). M.S.N.D. Real Estate Holdings Ltd. is a fully owned subsidiary of Mivtach-Shamir Holdings Ltd.

    (9)        Includes 715,000 ordinary shares currently issuable upon exercise of a warrant by the holder within 60 days.

    (10)        Includes all of the shares deemed as beneficially owned by Mr. Nir Alon and options currently exercisable by directors and officers within 60 days.

PROPOSAL 1 OF THE MEETING

APPROVAL OF A SERIES OF AGREEMENTS WITH M.S.N.D. REAL ESTATE HOLDINGS
LTD., AND ELBIT LTD.

        Pursuant to the Israeli Companies Law 1999 (the “Law”), where following an acquisition of shares in a company, a person becomes a holder of at least 25% of the issued and outstanding shares of the company, where no shareholder (or group of shareholders) already holds such a percentage of the issued and outstanding shares of the company, such an acquisition requires the approval of the shareholders of the company.

Description of the Agreement

        On January 2, 2006, we entered into an agreement (the “Lead Agreement”) with M.S.N.D. Real Estate Holdings Ltd. (“Mivtach”), which was approved by our shareholders on February 15, 2006. Pursuant to the Lead Agreement, Mivtach provided us with a convertible loan (the “Convertible Note”) in an aggregate amount of $3,000,000 (the “Principal Amount”). $1,500,000 of the Principal Amount was paid to our company at the closing of the transaction on February 21, 2006, and the remaining $1,500,000 of the Principal Amount (the “Escrow Amount”) was held in escrow subject to our completion of sale of our holdings in Yuravision upon certain terms. Mivtach was entitled at its sole discretion, to convert the entire Principal Amount (but not part) into 6,000,000 of our Ordinary Shares by no later than February 21, 2008. Pursuant to the Lead Agreement we also granted Mivtach a warrant (the “Original Warrant”) to purchase up to 4,000,000 of our Ordinary Shares at an exercise price of $0.50 per share, exercisable until February 21, 2008.

        On June 21, 2007, we entered into a series of transactions (the “Transactions”) with two of our major shareholders: M.S.N.D. Real Estate Holdings Ltd. (“Mivtach”) and Elbit Ltd. (“Elbit”). These transactions are subject to the approval of our shareholders. The following constitutes a detailed summary of the transactions:

(A)	An agreement with Mivtach (the “Mivtach Agreement”) pursuant to which:
—	The terms of (i) the Lead Agreement and (ii) the Convertible Note, are amended. The amendment provides that in consideration for Mivtach’s undertaking to convert the full Principal Amount by no later than August 1, 2007 (a) Mivtach will be issued with 9,523,810 of our ordinary shares; (ii) Mivtach will receive a 4 year warrant to purchase 2,380,952 of our ordinary shares at an exercise price of $0.45 per share (the “New Warrant”). Mivtach also agreed to waive its rights to exercise at least 3,000,000 ordinary shares issuable under the Original Warrant, agreeing to exercise no more than 1,000,000 ordinary shares issuable under the Original Warrant.

(B)	An agreement with Elbit (the “Elbit Agreement”) pursuant to which:
—	Elbit will convert an existing loan to our company in the amount of $470,000 (including interest accrued until March 31, 2007) into 1,492,063 of our ordinary shares, at a price of $0.315 per share.
—	Elbit will invest $250,000 in our company in consideration for 793,651 of our ordinary shares at a price of $0.315 per share and will receive a 4 year warrant to purchase 396,825 of our ordinary shares at an exercise price of $0.45 per share (the “Elbit Warrant”).
—	We provided Elbit with standard representations and warranties which shall survive for a period of two years following the completion of the transaction.
—	Upon the consummation of the Elbit Agreement, we will pay to Elbit the interest on the existing loan which accrued between April 1, 2007 and the consummation of the Elbit Agreement.

(C)	A Registration Rights Agreement with Mivtach pursuant to which all of the ordinary shares issued to Mivtach pursuant to the Lead Agreement (including the amended Loan) and which are issuable under the New Warrant (collectively the “Mivtach Shares”) will be included in a registration statement which we have undertaken to file by no later than July 31, 2007 (the “Registration Statement”). In the event that the United States Securities Exchange Commission (the “SEC”) requires a reduction in the number of our securities which can be registered in the Registration Statement, and all or part of the Mivtach Shares are excluded from the Registration Statement, we have undertaken to file a further registration statement covering such Mivtach Shares as soon as practicably possible after the Mivtach Shares are permitted be covered by a new registration statement. Additionally, the agreement provides certain indemnification undertakings in connection with such registration.

(D)	A Registration Rights Agreement with Elbit pursuant to which all of the ordinary shares issued to Elbit pursuant to the Elbit Agreement and which are issuable under the Elbit Warrant (collectively the “Elbit Shares”) will included in a registration statement which we have undertaken to file by no later than July 31, 2007 (the “Registration Statement”). In the event that the SEC requires a reduction in the number of our securities which can be registered in the Registration Statement, and all or part of the Elbit Shares are excluded from the Registration Statement, we have undertaken to file a further registration statement covering such Elbit Shares as soon as practicably possible after such Elbit Shares, are permitted to be covered by a new registration statement. Additionally, the agreement provides certain indemnification undertakings in connection with such registration.

(E)	An amendment (the “Amendment”) to a Registration Rights Agreement with Elbit, dated January 1, 2007 (the “First Elbit Agreement”), which was approved by our shareholders in their meeting dated November 20, 2006. Under the First Elbit Agreement, we agreed to register 2,647,643 of our ordinary shares beneficially owned by Elbit prior to the First Elbit Agreement (the “Original Elbit Shares”) by no later than September 30, 2007. Pursuant to the Amendment, we agreed that we will also include in the Registration Statement (described in (D) above) the Original Elbit Shares. In the event that the SEC requires a reduction in the number of our securities which can be registered in the Registration Statement, and all or part of the Original Elbit Shares are excluded from the Registration Statement, the Amendment provided our undertaking to file a further registration statement covering such Original Elbit Shares as soon as practicably possible after such Original Elbit Shares, are permitted to be covered by a new registration statement. Additionally, we agreed to pay Elbit a penalty in the event that it (i) fails to comply with its registration obligations (as described in this paragraph (E)); (ii) fails to respond to any comments on a registration statement by the SEC within 30-days or (iii) fails to maintain a registration statement covering the Original Elbit Shares. The penalty will be an amount in cash equal to 1% of the product of the number of shares required to be covered by the registration statement which is the subject of the failure, multiplied by US$0.315, for each month during which the failure continues or a prorated daily amount for a period of less than a month.

The remaining terms of the First Elbit Agreement will remain unchanged.

The shareholders are requested to adopt the following resolution:

        “RESOLVED, to approve the Transactions between the Company, Elbit and Mivtach.”

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the Transactions, as described above.

        We currently have no shareholders who hold at least 25% of our issued and outstanding shares. Since (i) following approval by our shareholders of the Transactions, Mivtach will become a holder of greater than 25% of our issued and outstanding shares, and (ii) Elbit and Mivtach will become parties to a shareholders agreement (described in footnote (5) to the Principal Shareholders table, included in this notice), under the Law, the consummation of the Transactions is subject to the approval of our shareholders. Our audit committee and board of directors have approved the Transactions.

PROPOSAL 2 OF THE MEETING

INCREASE IN AUTHORIZED SHARE CAPITAL

        For the purpose of reserving sufficient quantities of shares to permit the issuance of shares in connection with the Transactions, the raising of future capital and for the exercise of currently outstanding warrants and options, our management desires to increase our authorized share capital from 60,000,000 shares NIS 1.00 per share to 90,000,000 shares NIS 1.00 per share.

        The shareholders are requested to adopt the following resolution:

“RESOLVED that the increase in the number of the Company’s authorized ordinary shares to 90,000,000 and authorized share capital to NIS 90,000,000 and the amendment of the Company’s Articles of Association to reflect such increase, is hereby approved.”

        Since Proposal 2 requires the amendment of our Articles of Association, the affirmative vote of the holders of three-fourths of the voting power of our ordinary shares represented at the meeting in person or by proxy and voting thereon is necessary for approval of the proposal approving an increase in our authorized share capital.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the increase in the authorized share capital of the company, and the amendment of the Company’s Articles of Association to reflect such increase, as described above.

PROPOSAL 3 OF THE MEETING

INCREASE IN FEES FOR SERVICES OF OUR CHAIRMAN AND CHIEF EXECUTIVE
OFFICER

        Pursuant to the Law, an agreement involving compensation of members of our Board of Directors require the approval of our Audit Committee, Board of Directors and shareholders, in that order. Each of our Audit Committee and Board of Directors have approved an increase of the compensation terms of MEO Consulting (“MEO”), a company controlled by Mr. David Gal, for the services of Mr. David Gal, our chairman of the board and chief executive officer.

        At a meeting of our shareholders dated February 15, 2006, our shareholders approved an agreement, between us and MEO, a company controlled by Mr. Gal, pursuant to which we pay MEO, a monthly fee of $13,500 plus Value Added Tax for Mr. Gal’s services as Chairman of our Board of Directors. At the annual general meeting of our shareholders held on November 20, 2006, our shareholders approved the appointment of Mr. Gal as our Chief Executive Officer, in addition his service as Chairman of our Board of Directors. Due to his additional responsibilities as Chief Executive Officer, our audit committee and board of directors approved, subject to shareholder approval, an increase in the monthly fee payable to MEO of $21,500 plus Value Added Tax to be payable from January 1, 2007.

        In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to approve an increase in the fees payable to MEO to $21,500 plus Value Added Tax per month, in consideration for the continued service of Mr. David Gal, as Chairman of the Company’s Board of Directors and Chief Executive.

Approval of the increased fee payable to MEO for Mr. Gal’s services to the Company requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the increase in fees.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this proxy statement.

By Order of the Board of Directors

Date: June 21, 2007